UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RAYONIER ADVANCED MATERIALS INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

75508B104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	75508B104

1	Names of reporting persons
Condire Management, LP
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
6,356,130
	7	Sole dispositive power
0
	8	Shared dispositive power
6,356,130

9	Aggregate amount beneficially owned by each reporting person
6,356,130
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
9.73%
12	Type of reporting person (see instructions)
IA, PN

SCHEDULE 13G

CUSIP No.	75508B104

1	Names of reporting persons
Condire Management GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
6,356,130
	7	Sole dispositive power
0
	8	Shared dispositive power
6,356,130

9	Aggregate amount beneficially owned by each reporting person
6,356,130
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
9.73%
12	Type of reporting person (see instructions)
OO

SCHEDULE 13G

CUSIP No.	75508B104

1	Names of reporting persons
Ryan E. Schedler
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
6,356,130
	7	Sole dispositive power
0
	8	Shared dispositive power
6,356,130

9	Aggregate amount beneficially owned by each reporting person
6,356,130
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
9.73%
12	Type of reporting person (see instructions)
IN

SCHEDULE 13G

CUSIP No.	75508B104

1	Names of reporting persons
Bradley J. Shisler
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
6,356,130
	7	Sole dispositive power
0
	8	Shared dispositive power
6,356,130

9	Aggregate amount beneficially owned by each reporting person
6,356,130
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
9.73%
12	Type of reporting person (see instructions)
IN

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 14, 2022 (the “Schedule 13G”) by the Reporting Persons (defined below).

Item 1(a)	Name of issuer:

Rayonier Advanced Materials Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida 32207

Item 2(a)	Name of person filing:

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	Condire Management, LP (“Condire Management”);

ii)	Condire Management GP Holdings, LLC (“Condire Management GP”);

iii)	Ryan E. Schedler (“Mr. Schedler”); and

iv)	Bradley J. Shisler (“Mr. Shisler”).

This Statement relates to Shares (as defined herein) held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership (“Condire Resource”), and Condire Alpha, LP, a Texas limited partnership (“Condire Alpha”). Condire Management acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP serves as the general partner of Condire Management, and Mr. Schedler and Mr. Shisler are the managing members of Condire Management GP. As such, each of Condire Management, Condire Management GP, Mr. Schedler and Mr. Shisler may be deemed the indirect beneficial owner of securities held by Condire Resource and Condire Alpha.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 1717 McKinney Ave., Suite 850, Dallas, Texas 75202.

Item 2(c)	Citizenship:

i)	Condire Management is a Texas limited partnership;

ii)	Condire Management GP is a Texas limited liability company;

iii)	Mr. Schedler is a citizen of the United States of America; and

iii)	Mr. Shisler is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”)

Item 2(e)	CUSIP No.:

75508B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of 6,356,130 Shares. This includes: (i) 6,024,721 Shares held for the account of Condire Resource; and (ii) 331,409 Shares held for the account of Condire Alpha.

(b)	Percent of Class:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.73% of the Shares outstanding, based on 65,343,418 Shares outstanding as of November 6, 2023, according to the Issuer’s Form 10-Q, filed on November 8, 2023.

(c)	Number of shares as to which such person has:

As of December 31, 2023, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,356,130

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,356,130

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosures in Items 2 and 4 hereof. Condire Resource and its feeder funds, Condire Resource Partners, LP and Condire Resource Offshore Partners, Ltd., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2024

CONDIRE MANAGEMENT, LP

/s/ Ryan E. Schedler
Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP

CONDIRE MANAGEMENT GP HOLDINGS, LLC

/s/ Ryan E. Schedler
Managing Member

RYAN E. SCHEDLER

/s/ Ryan E. Schedler

BRADLEY J. SHISLER

/s/ Bradley J. Shisler

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	11

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of common stock, no par value, of Rayonier Advanced Materials Inc. dated as of February 14, 2024 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CONDIRE MANAGEMENT, LP

/s/ Ryan E. Schedler
Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP

CONDIRE MANAGEMENT GP HOLDINGS, LLC

/s/ Ryan E. Schedler
Managing Member

RYAN E. SCHEDLER

/s/ Ryan E. Schedler

BRADLEY J. SHISLER

/s/ Bradley J. Shisler